Saints Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flow from operating activities:			
Net loss		$	(54,161)
Adjustments to reconcile net loss to net			
Cash provided by (used in) operating activities:			
Depreciation expense	32,323		
(Increase) decrease in assets:			
Prepaid expense	968		
Increase (decrease) in liabilities:			
Accounts Payable (decrease)	12		
Total adjustments			33,303
Net cash provided by (used in) operating activities			(20,858)
Net cash provided by (used in) in investing activities			-
Net increase (decrease) in cash			(20,858)
Cash at beginning of year			37,982
Cash at end of year		$	17,124
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Income taxes		$	800

The accompanying notes are an integral part of these financial statements.